                       June 21, 2005

United States Securities and Exchange Commission
Mail Stop 0407
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Supplemental Information on Cognigen Networks, Inc.
         Form 10-KSB for the fiscal year ended June 30, 2004
         Filed September 23, 2004

         Form 10-QSB for the quarter ended December 31, 2004
         File No.  000-11730

Ladies and Gentlemen:

Based  on the  conference  call we had with  your  staff  on May 26,  2005,  you suggested that we provide you with additional  information related to activities of Cantara  after we entered  into the Stock  Redemption  Agreement.  This is in accordance with your Comment #7 under Note 8 - Stockholders'  Equity  (Deficit),
Stock Redemption Agreement per your letter dated March 28, 2005.

Cantara and Kevin E.  Anderson in his  capacity as employed by Cantara,  manages the agent operating  activities of Cantara.  Most of his activities are centered around maintaining relationships with selling agents that existed within Cantara when the Stock Redemption  Agreement became effective in November of 2001. There was a  provision  in the  Stock  Redemption  Agreement,  Section  1.2(c),  where
Cognigen  Networks,  Inc.  (Cognigen  or the  Company)  agrees  to  pay  Cantara commissions, fees and bonuses on all new accounts generated by Cantara after the closing  date by all agents who become such after the date of the  Agreement  if those  agents are in  Cantara's  down  line.  This  provision  was a part of the consideration  given by  Cognigen  to Cantara in  relation  to the return of the
2,712,500  shares to Cognigen.  It is an integral  part of the Stock  Redemption
Agreement  without which the number of shares  returned would have probably been reduced.

In relation to Cantara's  new selling  agents that have become  agents since the effectiveness of the Stock Redemption Agreement there have been 107 in Cantara's downline as either new direct  selling  agents or in the downline of new selling agents.  This new  downline,  as we will  call it,  has  resulted  in a  nominal increase in overrides to Cantara.  These  overrides are detailed below by fiscal year and  compared to the total  payments,  commissions  and  overrides  paid to
Cantara for the same periods.

                                                                         Cognigen          Cognigen
                     New                                                 Reported          Reported         Pro forma       Pro forma
    Payment        Override              Fiscal      Total Cantara      Net income                          Net income      EPS-Basic
     Month           Paid      (1)       Totals       Payments (2)        (loss)          EPS-Basic           (loss)           (3)
---------------- ------------- ------ ------------- ----------------- ---------------- ----------------- ----------------- ------------
Jan.  02               100.00  (1)
Feb. 02                100.00  (1)
Mar. 02                100.00  (1)
Apr.  02               100.00  (1)
May. 02                100.00  (1)
Jun. 02                100.00  (1)          600.00        218,206.00    (388,776.00)            (0.04)      (389,276.00)       (0.04)
Jul. 02                130.00  (1)
Aug. 02                130.00  (1)
Sep. 02                130.00  (1)
Oct. 02                148.31
Nov. 02                151.32
Dec. 02                157.34
Jan. 03                137.41
Feb. 03                267.62
Mar. 03                138.60
Apr. 03                151.70
May. 03                200.36
Jun-03                 175.88             1,918.54        535,402.21      401,407.00              0.04       399,488.46         0.04
Jul-03                 182.96
Aug-03                 207.72
Sep-03                 210.96
Oct-03                 248.08
Nov-03                 320.97
Dec-03                 351.74
Jan-04                 334.80
Feb-04                 359.41
Mar-04                 332.01
Apr-04                 507.29
May-04                 473.54
Jun-04                 477.76             4,007.24        526,513.78   (2,878,638.00)            (0.32)   (2,882,645.24)       (0.32)
Jul-04                 469.15
Aug-04                 615.63
Sep-04                 726.76
Oct-04                 805.89
Nov-04               1,065.15
Dec-04               1,244.71
Jan-05               1,272.05
Feb-05               1,733.17
Mar-05               1,735.49             9,668.00        382,404.02      811,589.00              0.09       801,921.00         0.09

                 ------------- ------ ------------- -----------------
                    16,193.78            16,193.78      1,662,526.01

(1) Actual detailed records could not be found in the data base
(2) These payments reduced the deferred commission liability set up initially in accounting (Stock Redemption Agreement)
(3) Need to consider dividends for calculation

As you can see by our  analysis  above,  assuming  that  the  overrides  paid to
Cantara related to new selling agents is expensed  instead of reducing  deferred commissions as we have been doing,  there would be no significant  effect in the net income  (loss) and there would be no effect on the EPS amounts  reported for each period.

Once you have had a chance to review  this  information,  please  contact  us at
720-895-1912 so we can discuss this and the other revenue recognition  questions you may have.

                                               Sincerely,

                                               /s/ Gary L. Cook
                                               Gary L. Cook
                                               Senior Vice President and
                                               Chief Financial Officer
                                               Cognigen Networks, Inc.